UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        G. Willi-Food International Ltd.
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                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per Share
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                        (Title of Class of Securities)

                                     0-29256
                                 --------------
                                 (CUSIP Number)

             Zvi Williger, 3 Nahal Snir Street, Yavne 81224, ISRAEL
                            Telephone: 972-8-932-2233

                                 with a copy to:

                             Herzfeld & Rubin, P.C.
                                 40 Wall Street
                               New York, NY 10005
                            Attn: William A. Snedeker
                                  212-471-8500
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 Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications

                                   See Item 5
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]

                                Page 1 of 8 Pages

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           0-29256                 SCHEDULE 13D          Page 2 of  8 Pages
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1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willifood Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,213,880 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,213,880 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,213,880 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES              [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     72.13%
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14   TYPE OF REPORTING PERSON
     CO
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           0-29256                 SCHEDULE 13D          Page 3 of  8 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,213,880 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0 Ordinary Shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,213,880 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,213,880 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     72.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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           0-29256                 SCHEDULE 13D          Page 4 of  8 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zvi Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,213,880 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0 Ordinary Shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,213,880 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,213,880 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     72.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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           0-29256                 SCHEDULE 13D          Page 5 of  8 Pages
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Item 1. Security and Issuer.

     This Amendment No. 4 amends and supplements the Schedule 13D dated October 7, 2002 as amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Willifood Investments Ltd. ("WIL"), Joseph Williger ("JW") and Zvi Williger ("ZW", and together with WIL and JW, the "Reporting Persons") with respect to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "Issuer"), a corporation organized under the laws of Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date it was filed.

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following paragraphs at the end thereof:

     (d) As of July 20, 2005, (i) WIL beneficially owned 6,213,880 Ordinary Shares, equal to approximately 72.13% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 6,213,880 Ordinary Shares, equal to approximately 72.13% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 6,213,880 Ordinary Shares, equal to approximately 72.13% of the total number of Ordinary Shares outstanding as of that date.

     (e) As of July 20, 2005, WIL, JW and ZW have shared voting and dispositive power over the 6,213,880 Ordinary Shares that are beneficially owned by WIL. JW and ZW have no agreement to act as a group with respect to shares beneficially owned by the other or by WIL. Under Israeli law, ZW is deemed to be the controlling shareholder of WIL and has the ability to control the Issuer's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, JW, who owns approximately 18% of the ordinary shares of WIL, is not deemed to be a group with ZW or a controlling shareholder of the Issuer.

     (f) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D dated March 22, 2005:


              Purchase (Sale) of      Purchase (Sale) of      Purchase (Sale) of
 Date       Ordinary Shares by WIL  Ordinary Shares by JW   Ordinary Shares by ZW   Price per Share*
 ----       ----------------------  ---------------------   ---------------------   ----------------
03/22/05           (13,900)                 --                       --               $7.39
03/23/05           (14,690)                 --                       --                7.25
03/28/05            (2,700)                 --                       --                7.20
03/29/05           (13,400)                 --                       --                7.02
03/30/05            (7,330)                 --                       --                6.25
04/01/05            (8,562)                 --                       --                5.50
05/09/05            (5,700)                 --                       --                5.21
05/12/05              (840)                 --                       --                5.24
05/17/05               (16)                 --                       --                5.10
05/18/05              (984)                 --                       --                5.10


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           0-29256                 SCHEDULE 13D          Page 6 of  8 Pages
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              Purchase (Sale) of      Purchase (Sale) of      Purchase (Sale) of
 Date       Ordinary Shares by WIL  Ordinary Shares by JW   Ordinary Shares by ZW   Price per Share*
 ----       ----------------------  ---------------------   ---------------------   ----------------
05/31/05           (6,200)                     --                       --               $4.61
06/02/05           (9,300)                     --                       --                4.77
06/03/05             (700)                     --                       --                4.74
06/13/05             (400)                     --                       --                5.10
07/14/05          (10,200)                     --                       --                5.18
07/15/05           (2,535)                     --                       --                5.11
07/18/05           (4,800)                     --                       --                5.11
                  --------
                 (102,157)

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*    Expressed in U.S. dollars before brokers' commission.



                  [Remainder of page intentionally left blank;
                            signatures on next page]

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           0-29256                 SCHEDULE 13D          Page 7 of  8 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, correct and complete.

Dated: July 20, 2005                             Willifood Investments Ltd.


                                                 By: /S/ Joseph Williger
                                                 -----------------------
                                                 Name: Joseph Williger
                                                 Title: Chief Executive Officer

Dated: July 20, 2005                             /S/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger

Dated: July 20, 2005                             /S/ Zvi  Williger
                                                 -----------------------
                                                 Zvi Williger

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           0-29256                 SCHEDULE 13D          Page 8 of  8 Pages
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                                   Schedule I

     Set forth below are the names of the directors and executive officers of Willifood Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.


Name of Director      Business Address             Principal Occupation               Citizenship
----------------      ----------------             --------------------               -----------
Joseph Williger       3 Nahal Snir Street Yavne    Chief Executive Officer and        Israel
                      81224                        Director
                      Israel

Zvi Williger          3 Nahal Snir Street Yavne    Chief Operating Officer and        Israel
                      81224                        Director
                      Israel

Gil Hochboim          3 Nahal Snir Street Yavne    Chief Financial Officer            Israel
                      81224
                      Israel

Shlomo Kleiman        49 Hagalil St., Haifa,       Headmaster, Yavne school - Haifa   Israel
                      Israel

Eli Erlich            43 Oranim St.,               Chief Executive Officer of         Israel
                      Ramat-Efal, Israel           insurance agency.


Sigal Grinboim        7 Barazani St., Tel-Aviv,    Chief Financial Officer of HOMI.   Israel
                      Israel